UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2003

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to

Commission file number 33-101369

A.	Full title of the plan and the address of the plan, if different than the issuer named below:

Host Communications, Inc. Profit Sharing and Savings Plan 546 East Main Street Lexington, KY 40508

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bull Run Corporation 4370 Peachtree Road, N.E. Atlanta, GA 30319

REQUIRED INFORMATION

(a)	Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the Host Communications, Inc. Profit Sharing and Savings Plan as required by Form 11-K, together with the report thereon of Crowe Chizek & Company LLC, independent auditors, dated December 18, 2003.

(b)	Exhibits. Consent of Crowe Chizek & Company LLC dated December 29, 2003 are being filed as an exhibit to this report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 29, 2003	HOST COMMUNICATIONS, INC. PROFIT SHARING AND SAVINGS PLAN

	By:	/s/ FREDERICK J. ERICKSON Frederick J. Erickson Bull Run Corporation Vice President – Finance, Chief Financial Officer, Treasurer, and Assistant Secretary

EXHIBIT INDEX

Exhibit
Number	Exhibit

23.1	Consent of Crowe Chizek & Company LLC to the incorporation of its report by reference in Bull Run Corporation Registration Statement on Form S-8, No. 33-101369

32.1	Certifications of Chief Administrative Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

HOST COMMUNICATIONS, INC. PROFIT SHARING AND SAVINGS PLAN

FINANCIAL STATEMENTS AS OF JUNE 30, 2003 AND 2002
AND THE YEAR ENDED JUNE 30, 2003

REPORT OF INDEPENDENT AUDITORS

Retirement Committee
Host Communications Profit Sharing and
    Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Host Communications Profit Sharing and Savings Plan (the Plan) as of June 30, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended June 30, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2003 and 2002 and the changes in net assets available for benefits for the year ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

Lexington, Kentucky December 18, 2003	/s/ Crowe Chizek and Company LLC

HOST COMMUNICATIONS, INC. PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

as of June 30, 2003 and 2002

	2003	2002

ASSETS

Investments (Note 3)
Insurance contract	$2,691,534	$2,489,876
Pooled separate investment accounts	4,234,595
Mutual funds		4,278,796
Other common stock	26,065
Loans to participants	213,842	191,345

Net assets available for benefits	$7,166,036	$6,960,017

See accompanying notes to financial statements.

HOST COMMUNICATIONS, INC. PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

for the year ended June 30, 2003

Additions to net assets attributable to:
Investment income
Interest income and dividends	$137,048
Net realized and unrealized appreciation in fair value of investments	162,250

299,298

Contributions
Employer non-cash contributions	307,921
Employer cash contributions	40,992
Employee contributions	782,064
Rollover contributions	54,195

Total contributions	1,185,172

Total additions	1,484,470

Deductions to net assets attributed to:
Benefits paid to participants	1,255,968
Administrative expenses	22,483

Total deductions	1,278,451

Net increase	206,019
Net assets available for plan benefits:
Beginning of year	6,960,017

End of year	$7,166,036

See accompanying notes to financial statements.

HOST COMMUNICATIONS, INC. PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Host Communications, Inc. Profit Sharing and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement or summary plan description for a more detailed description of the Plan’s provisions.

General:     The Plan was established in July 1985 for the purpose of providing retirement, death and/or disability benefits to all eligible employees of Bull Run Corporation (“Bull Run”) and its wholly-owned subsidiary, Host Communications, Inc. (collectively, the “Company”). The Plan is a participant-directed, defined contribution profit-sharing plan. Employees must fulfill a 1,000 hour service requirement and be at least 21 years old to be eligible for participation. The trustee of the Plan is Investors Bank & Trust. The custodian of the Plan is Massachusetts Mutual Life Insurance Company (“MassMutual”) and Prudential Trust Company for 2003 and 2002, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:     The Plan is funded by voluntary participant contributions, not to exceed 100% of total compensation for the year or permissible amounts prescribed by the Secretary of the Treasury under Sections 401(k), 402(g), and 415(c) of the Internal Revenue Code. On an annual basis, the Company may authorize a discretionary profit sharing contribution and discretionary matching employee contributions to the Plan equal to a uniform percentage of participants’ salary deferrals. In the current Plan year, the Company matched 3% of contributions that participants contributed to the Plan. Since November 2002, matching contributions have been made in the form of Bull Run common stock to the Bull Run stock fund. Contributions are subject to certain limitations under the Internal Revenue Code.

Participant Accounts:     Each participant’s account is credited with the participant’s and employer’s contributions and an allocation of the Plan’s earnings. All amounts in participants’ accounts are participant-directed. Amounts in participants’ accounts may not be transferred to the Bull Run stock fund, although participant’s may transfer amounts from the Bull Run stock fund to other investment options.

Investment Options:     Upon enrollment in the Plan, a participant may direct employer and participant contributions into investment options sponsored by MassMutual. Those investment options include a group annuity contract, common stock and multiple pooled separate accounts.

For pooled investments, earnings, gains and losses are allocated to each participant’s account balance in a manner proportionate to the participant’s share of the pooled investment. Earnings, gains and losses from non-pooled investments are allocated to each participant’s account balance based on the proportion of the participant’s account balance to total Plan participants’ account balances.

Vesting:     Each participant is immediately vested in his/her salary deferral contributions and any investment earnings credits to the participant’s account, as well as any Company matching and profit-sharing contributions.

NOTE 1 – DESCRIPTION OF PLAN (Continued)

Participant Loans:     Participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their account balances. Loan terms provide for repayment over a period of 1 to 5 years, or to be repaid within 20 years if the loan is related to a primary residence. The loans are collateralized by the vested balances in the participants’ accounts and bear interest of prime plus 1%. Principal and interest amounts are paid ratably through bi-monthly payroll deductions.

Benefits Paid to Participants:     Under the terms of the Plan, benefits are distributable to participants upon retirement, disability, death or termination of employment. A participant may also make withdrawals in the case of financial hardship, as determined by the Administrative Committee of the Plan.

Administrative Expense:     The administrative expenses of the Plan are paid by the Plan or the Company at the discretion of the Company. The Plan is not charged for administrative services performed on its behalf by the Company.

Plan Termination:     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan terminations, participants of the Plan would receive the balances in their participant accounts.

Forfeitures:     Participant forfeitures are used to reduce administrative expenses of the Plan. Forfeitures were $19,799 and $19,620 as of June 30, 2003 and 2002, respectively.

Plan Amendments:     During the Plan year ended June 30, 2003, the Plan was amended to revise employee contribution limits.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:     The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

Investments:     The Plan’s investments in pooled separate accounts are stated at the net fair value of the underlying assets as determined by the custodian based upon published market quotations.

The Plan’s investment contract is included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because it is fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of the business, may result in a distribution at other than contract value. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis. The net appreciation (depreciation) in fair value of investments consists of realized and unrealized gains and losses on investments.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties:     The Plan provides for various investment options in pooled separate accounts and other investment securities. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Use of Estimates:     The preparation of financial statements requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

NOTE 3 – INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets.

	June 30, 2003	June 30, 2002

Mass Mutual Group Annuity Contract	$2,691,534	$
Oppenheimer Capital Appreciation Fund	1,387,058
MassMutual Fundamental Value Fund	935,274
Babson Core Bond Fund	485,278
Oppenheimer Qwest Balanced Fund	783,273
Prudential Group Annuity Contract, Contract #GA-007906			2,489,876
Prudential Jennison Growth Fund			1,603,876
Prudential Stock Index Fund			1,107,044
Prudential Active Balanced Fund			839,316

For the Plan year ended June 30, 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / depreciated in value as follows:

Pooled separate accounts	$475,105
Common stock	(105,967)
Mutual funds	(206,888)

$162,250

     The Plan’s investments as of June 30, 2003 include nonparticipant-directed investments in the Bull Run stock fund, comprised of Bull Run common stock valued at $155,861 as of June 30, 2003 and liquidity cash of $6,967. Information about the significant components of the changes in nonparticipant-directed investments is as follows:

Increase (decrease) attributed to:
Contributions	$321,397
Interest income	2,700
Net depreciation	(116,013)
Benefit payments and other expenses	(14,939)
Net transfers to participant-directed investments	(30,317)

$162,828

NOTE 4 – INVESTMENT CONTRACT WITH INSURANCE COMPANY

In September 2002, the Plan entered into a benefit-responsive investment contract with MassMutual. MassMutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value, as reported to the Plan by MassMutual. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 3% for 2003. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than 3%. Such interest rates are reviewed annually for resetting.

NOTE 5 – INCOME TAX STATUS

Effective September 3, 2003, the Plan document was restated using a prototype document that has received a favorable determination letter on April 23, 2002 from the Internal Revenue Service. Therefore, the Plan is not required to file for an individual determination letter.

NOTE 6 – TERMINATED PARTICIPANTS AND EXCESS CONTRIBUTIONS

Included in net assets available for benefits are amounts allocated to individuals who have completed an election to withdraw from the Plan and requested that their benefits be paid, but whose distributions have not yet been paid. Plan assets allocated to the accounts of these participants were $115,421 at June 30, 2003.

Benefit distributions for the plan year ended June 30, 2004 will include payments of $1,568 made to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan for the 2003 Plan year.

NOTE 7– PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of pooled separate accounts managed by MassMutual and investments managed by Prudential Trust Company. MassMutual and Prudential Trust Company are the custodians as defined by the Plan, and therefore, transactions with these parties qualify as parties-in-interest transactions. Fees paid by the Plan for administrative services amounted to $22,483 for the year ended June 30, 2003. Additionally, participant loans qualify as party-in-interest investments.

NOTE 8 – NON-CASH CONTRIBUTIONS AND SUBSEQUENT EVENTS

During the Plan year ended June 30, 2003, the employer made non-cash matching contributions to the Plan’s Bull Run stock fund in the amount of $307,921. The non-cash amounts were contributed to the Plan in the form of Bull Run common stock. In December 2003, the Company’s board of directors elected to suspend the employer matching contribution for the calendar year ending December 31, 2004, and also elected to remove the Bull Run stock fund as an investment option, transferring all assets of the Bull Run stock fund to another existing investment option.

NOTE 9 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

		Employee/			Net
		Rollover	Employer		Investment	Interest	Admini-
	Beginning	Contri-	Contri-	Benefit	Gain/	and	strative	Ending
	Balance	butions	butions	Payments	(Loss)	Dividends	Expenses	Balance

Form 5500	$7,000,782	$836,259	$348,913	$(1,232,327)	$99,404	$135,763	$(22,758)	$7,166,036
Participant loans	(40,765)	—	—	40,765	—	—	—	—
Custodial transfer	—	—	—	(64,406)	64,406	—	—	—
Miscellaneous	—	—	—	—	(1,560)	1,285	275	—

Financial statements	$6,960,017	$836,259	$348,913	$(1,255,968)	$162,250	$137,048	$(22,483)	$7,166,036

Supplemental Schedule
Host Communications, Inc. Profit Sharing and Savings Plan
Schedule H – Schedule of Assets (Held at End of Year)
June 30, 2003

Name of Plan Sponsor: Host Communications, Inc.
Employer Identification Number: 61-0721896
Three Digit Plan Number: 001

(a)	(b)	(c)	(d)	(e)
	Identity
Party in	of			Current
Interest	Issuer	Description of Investment	Cost	Value

*	MassMutual	Guaranteed investment contract	—	$2,691,534
*	MassMutual	Pooled separate account – 437 units	—	38,570
*	MassMutual	Pooled separate account – 14,961 units	—	1,387,058
*	MassMutual	Pooled separate account – 33 units	—	3,758
*	MassMutual	Pooled separate account – 73 units	—	15,000
*	MassMutual	Pooled separate account – 95 units	—	9,026
*	MassMutual	Pooled separate account – 1,902 units	—	220,683
*	MassMutual	Pooled separate account – 547 units	—	23,502
*	MassMutual	Pooled separate account – 3,670 units	—	485,278
*	MassMutual	Pooled separate account – 492 units	—	75,411
*	MassMutual	Pooled separate account – 10,704 units	—	935,274
*	MassMutual	Pooled separate account – 245 units	—	19,939
*	MassMutual	Pooled separate account – 233 units	—	22,284
*	MassMutual	Pooled separate account – 230 units	—	19,569
*	MassMutual	Pooled separate account – 338 units	—	33,142
*	MassMutual	Pooled separate account – 7,609 units	—	783,273
*	MassMutual	Pooled separate account – 41,393 units	$278,841	162,828
*	Self-directed	Various common stocks	—	26,065
*	Participant loans	Rates of interest range between
		5.25% and 5.75%	—	213,842

	Total			$7,166,036

Column (a): *Indicates party-in-interest to the Plan

Column (d): Except for the Bull Run stock fund, investments are participant directed so historical cost is not required